Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 35 pages.

RECEIVED
2006 MAR 31 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

omi LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Monday 20 March 2006

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

06012089

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	8/2/2006	Response to ASX Query re Share Price
2	20/2/2006	Market Update – Single Use Safety Syringe
3	27/2/2006	Announcement re Half Year Result
4	3/3/2006	ZSP: March Quarterly Rebalance to the S&P/ASX Indices
5	9/3/2006	Half Yearly Report & Half Yearly Accounts
6	9/3/2006	Continuos Disclosure – Market Update
7	13/3/2006	Change of Directors Interest Notice

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

Belinda Mulcahy
Administration

PROCESSED
MAR 31 2006
THOMSON FINANCIAL

3/31

Q:\ASX\SEC\2005\20050131_SEC.doc

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

8 February 2006

Ms Melissa Grundy
Senior Advisors, Issuers (Brisbane)
Australian Stock Exchange Limited
Level 6
Riverside Centre
123 Eagle Street
Brisbane Qld 4000

Dear Ms Grundy

We refer to your letter dated 7 February 2006 re "Price Query" and in response thereto we advise:

1. No, the Company is not aware of any information giving rise to the market activity to which you describe.

2. Not applicable.

3. The final result is subject to review by the Auditors, but the loss for the 6 months ended 31 December 2005 is in the range of $1.9m to $2.3m compared to a loss for the same period to 31 December 2004 of $2.6m which varies from the corresponding period by 11.5% to 26.9%.

4. No, but the financial statements have not been finalised.

5. No.

6. Yes, the Company is in compliance with the listing rules.

As noted above, the Company advises that it is not aware of any information that might have affected the price of the Company's shares in the past two days. Whilst a full Market Report will

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

be issued with the half-year report on or about 22 February 2006 a summary of the status of each major product is given below: -

OMI Retractable Safety Syringe.

Discussions are continuing with two potential distributors for the North American market but no agreement has yet been concluded. The Chairman and Mr. Kiehne met with potential distributors in the USA in early January 2006 and negotiations are continuing.

Manufacturing facilities for the syringe are basically complete with some further minor trials scheduled for conclusion after the Chinese New Year.

OMI Safety Valve

The licensing agreement for the valve has taken significantly longer to complete than previously thought. The main difficulties have been with clauses governing assignment of the license in the event that our American licensor's company is acquired (or the business sold) and who will be in charge of litigation in the event that the OMI patent is challenged i.e. both parties want this right.

New proposed clauses were received from the USA on Monday 6 February and a meeting is scheduled with OMI lawyers on Wednesday 8 February. These clauses appear to be satisfactory to both parties and, subject to legal review; we expect a final agreement to be drafted by our lawyers this week.

OMI Safety Scalpel.

Orders continue to be received from our USA distributor. Terumo Thailand has suggested some further amendments to their distribution agreement and these will also be discussed with OMI's lawyers on Wednesday 8 February.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 6
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 (07) 3835 4000
Facsimile 61 (07) 3835 4114
Internet http://www.asx.com.au

7 February 2006

Mr Don Mackenzie
Company Secretary
Occupational & Medical Innovations Limited
Unit 1
12 Booran Drive
SLACKS CREEK QLD 4217

By email: dmackenzie@a1.com.au

Dear Mr Mackenzie

Occupational & Medical Innovations Limited (the "Company")
RE: PRICE QUERY

We have noted a change in the price of the Company's securities from $0.73 on 3 February 2006 to a high of $1.18 today.

In light of the price change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any reason to think that there may be a change in the operating profit/loss before abnormal items and income tax so that the figure for the half year ended 31 December 2005 would vary from the previous corresponding period by more than 15%? If so, please provide details as to the extent of the likely variation.

4. Is there any reason to think that the Company may record any material abnormal or extraordinary profit/loss for the half year ended 31 December 2005? If so, please provide details.

5. Is there any other explanation that the Company may have for the price change in the securities of the Company?

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at melissa.grundy@asx.com.au or by facsimile on facsimile number (07) 3832 4114. It should <u>not</u> be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 8.30 a.m. E.S.T) on Wednesday, 8 February 2006.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Melissa Grundy
Senior Adviser, Issuers (Brisbane)

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

20 February 2006

The Announcements Officer
Australian Stock Exchange Limited

CONTINUOUS DISCLOSURE - SYRINGE UPADTE

OMI is pleased to announce the following: -

1. On 17 August 2005, the Company announced that it had received a "Notice of Allowance" from the United States and Trademark Office in relation to the OMI single use safety syringe and that the actual patent would be issued in the next 3 to 6 months. The Company has now been advised by its patent lawyers that the Patent has been issued. The patent number is 6994690.

2. The OMI single use safety syringe, and our manufacturer's plant, has been granted the CE Mark. This mark must be obtained before any sales can be made into the European Union.

The Directors expect to announce the half-year results for OMI later this week and these will be accompanied by a full market update on all products.

Ian Fraser
Executive Chairman

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

FAX 1900 999 279

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

27 February 2006

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

Appendix 4D and Half Year Financial Report to 31 December 2005.

Dear Sir

On 20 February 2006, the Directors advised the market that the Company expected to announce the half-year results by 24 February 2006.

Whilst the operating accounts are complete, the Directors are still in the process of collecting information that will satisfy them, and the auditors, about the carrying value of intangible assets in the balance sheet. The introduction of the new International Accounting Standards has placed more onerous tests for the valuation of intangible assets and this has led to the Directors seeking additional information from existing and prospective clients.

The operating loss for the company for the six months ended 31 December 2005 is $1.988 million ($2.630 million for the same period last year) but is subject to final sign off by the auditors and may be subject to adjustment after the intangible assets review is completed some time this week.

Yours faithfully

Ian Fraser
Chairman

STANDARD & POOR'S

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 8 of 35 pages.

Press Release

Standard & Poor's Announces March Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 3, 2006 — Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close of trade March 17, 2006 the following constituent additions and deletions will take place in the S&P/ASX 200 and related indices.

S&P/ASX 20 - No Change

S&P/ASX 50 - No Change

S&P/ASX 100

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.

REMOVALS

TEN	TEN NETWORK HOLDINGS LIMITED

S&P/ASX 200

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.
AIHCA	ALINTA INFRASTRUCTURE HOLDINGS
BBW	BABCOCK & BROWN WIND PARTNERS GROUP
BDG	BENDIGO MINING LIMITED
BOL	BOOM LOGISTICS LIMITED
SKICA	SPARK INFRASTRUCTURE GROUP
SPN	SP AUSNET

REMOVALS

MYO	MYOB LIMITED
AUW	AUSTRALIAN WEALTH MANAGEMENT LIMITED
PBB	PACIFICA GROUP LIMITED
VCR	VENTRACOR LIMITED
PTD	PEPTECH LIMITED
AEO	AUSTEREO GROUP LIMITED
THG	THAKRAL HOLDINGS GROUP

S&P/ASX 300

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.
AIHCA	ALINTA INFRASTRUCTURE HOLDINGS
BBW	BABCOCK & BROWN WIND PARTNERS GROUP
SKICA	SPARK INFRASTRUCTURE GROUP
SPN	SP AUSNET
AUN	AUSTAR UNITED COMMUNICATIONS LIMITED
BMX	BEMAX RESOURCES NL
BTA	BIOTA HOLDINGS LIMITED
MFS	MFS LIMITED
MMGCA	MACQUARIE MEDIA GROUP
MPF	MULTIPLEX ACUMEN PROPERTY FUND
PXS	PHARMAXIS LTD
QGC	QUEENSLAND GAS COMPANY LIMITED
RAT	RUBICON AMERICA TRUST
REU	RUBICON EUROPE TRUST GROUP
RNYCA	RECKSON NEW YORK PROPERTY TRUST
SBM	ST BARBARA LIMITED

REMOVALS

THG	THAKRAL HOLDINGS GROUP
PMC	PLATINUM CAPITAL LIMITED
REB	REBEL SPORT LIMITED
BRZ	BRAZIN LIMITED
CLO	CLOUGH LIMITED
NAL	NORWOOD ABBEY LIMITED
AZZ	ANTARES ENERGY LIMITED
CIX	CALLIDEN GROUP LIMITED
CMQ	CHEMEQ LIMITED
KYC	KEYCORP LIMITED
DRA	DRAGON MINING NL
SDI	SDI LIMITED
IDT	INSTITUTE OF DRUG TECHNOLOGY AUSTRALIA LIMITED
GLB	GLOBE INTERNATIONAL LIMITED
SFC	SCHAFFER CORPORATION LIMITED
SRX	SIRTEX MEDICAL LIMITED
AGX	AGENIX LIMITED

All Ordinaries

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.
AIHCA	ALINTA INFRASTRUCTURE HOLDINGS
BBW	BABCOCK & BROWN WIND PARTNERS GROUP
SKICA	SPARK INFRASTRUCTURE GROUP
SPN	SP AUSNET
BMX	BEMAX RESOURCES NL
MFS	MFS LIMITED
MMGCA	MACQUARIE MEDIA GROUP
PXS	PHARMAXIS LTD
QGC	QUEENSLAND GAS COMPANY LIMITED
RAT	RUBICON AMERICA TRUST
REU	RUBICON EUROPE TRUST GROUP
RNYCA	RECKSON NEW YORK PROPERTY TRUST

SBM	ST BARBARA LIMITED
ACL	ALCHEMIA LIMITED
AEZCA	APN/UKA EUROPEAN RETAIL TRUST
AHE	AUTOMOTIVE HOLDINGS GROUP LIMITED
AOE	ARROW ENERGY NL
ATR	ASTRON LIMITED
AXQ	ALLCO MAX SECURITIES AND MORTGAGE TRUST
AZA	ANZON AUSTRALIA LIMITED
BEI	BABCOCK & BROWN ENVIRONMENTAL INVESTMENTS LIMITED
CHX	CH4 GAS LIMITED
FZN	FONE ZONE GROUP LIMITED
ILF	ING REAL ESTATE COMMUNITY LIVING FUND
IRN	INDOPHIL RESOURCES NL
ITF	INTEGRATED TREE CROPPING LIMITED
MDL	MINERAL DEPOSITS LIMITED
NHR	NATIONAL HIRE GROUP LIMITED
OPL	ORCHARD PETROLEUM LIMITED
PPC	PEET & COMPANY LIMITED
REA	REALESTATE.COM.AU LIMITED
REF	REVERSE CORP LIMITED
OCL	OBJECTIVE CORPORATION LIMITED
IBT	IBT EDUCATION LIMITED
SEM	SELECT MANAGED FUNDS LIMITED
APZ	ASPEN GROUP
TGP	TRAFALGAR CORPORATE GROUP
CDD	CARDNO LIMITED
WCB	WARRNAMBOOL CHEESE & BUTTER FACTORY CO.HOLD.LTD
POH	PHOSPHAGENICS LIMITED
DMP	DOMINO'S PIZZA AUSTRALIA NEW ZEALAND LIMITED
AEZ	APN/UKA EUROPEAN RETAIL TRUST
PGA	PHOTON GROUP LIMITED
ESV	ESERVGLOBAL LIMITED
AQA	AQUILA RESOURCES LIMITED
SYN	ST SYNERGY LIMITED
APD	APN PROPERTY GROUP LIMITED
MMS	MCMILLAN SHAKESPEARE LIMITED
BEC	BECTON PROPERTY GROUP LIMITED
CIFCA	CHALLENGER INFRASTRUCTURE FUND

REMOVALS

AGX	AGENIX LIMITED
GDM	GOLDSTREAM MINING NL
LYC	LYNAS CORPORATION LIMITED
AJL	AJ LUCAS GROUP LIMITED
ALK	ALKANE EXPLORATION LIMITED
AAU	ADCORP AUSTRALIA LIMITED
ABI	AMBRI LIMITED
CMI	CMI LIMITED.
UNI	UNILIFE MEDICAL SOLUTIONS LIMITED
MPH	MAGNA PACIFIC (HOLDINGS) LIMITED
MUL	MULTIEMEDIA LIMITED
BLT	BENITEC LIMITED
IAS	INTERNATIONAL ALL SPORTS LIMITED
ETW	EVANS & TATE LIMITED
TIR	TITAN RESOURCES LIMITED
SRI	SIPA RESOURCES LIMITED
QPX	QPSX LIMITED

PLT	POLARTECHNICS LIMITED
AMH	AMCIL LIMITED
ALU	ALTIUM LIMITED
ADA	ADACEL TECHNOLOGIES LIMITED
LOK	LOOKSMART LIMITED
CAG	CAPE RANGE WIRELESS LIMITED
CIR	CIRCADIAN TECHNOLOGIES LIMITED
IWI	INTERNATIONAL WINE INVESTMENT FUND (THE)
TAW	TAWANA RESOURCES NL
OEC	ORBITAL CORPORATION LIMITED
SMC	STRATEGIC MINERALS CORPORATION NL
TMO	TOMATO TECHNOLOGIES LIMITED
TKR	TRIAKO RESOURCES LIMITED
OMI	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
KRS	KRESTA HOLDINGS LIMITED
PBT	PRANA BIOTECHNOLOGY LIMITED
HLD	HOMELEISURE LIMITED
IHG	INTELLECT HOLDINGS LIMITED
CMP	COMPUMEDICS LIMITED
PSG	PALM SPRINGS LIMITED
OTT	OPEN TELECOMMUNICATIONS LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au.

About Standard & Poor's
Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, data and valuations. With 6000 employees located in 21 countries, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions.

For more information contact:
Jason Hill, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

Terry Ng, Index Services
(61) 2 9255 9870 Tel

Appendix 4D
Half Year Report to the Australian Stock Exchange

Name of Entity	Occupational & Medical Innovations Limited
ABN	11 091 192 871
Half Year Ended	31 December 2005
Previous Corresponding Reporting Period	31 December 2004

Results for Announcement to the Market

	$	Percentage increase /(decrease) over previous corresponding period
Revenue from ordinary activities	281,380	15%
Profit / (loss) from ordinary activities after tax attributable to members	(1,988,023)	(24%)
Net profit / (loss) for the period attributable to members	(1,988,023)	(24%)

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Not applicable	-
Interim Dividend	Not applicable	-
Record date for determining entitlements to the dividends (if any)		Not applicable

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Dividends

Date the dividend is payable	Not applicable
Record date to determine entitlement to the dividend	
Amount per security	
Total dividend	
Amount per security of foreign sourced dividend or distribution	
Details of any dividend reinvestment plans in operation	
The last date for receipt of an election notice for participation in any dividend reinvestment plans	

NTA Backing

	Current Period	**Previous corresponding period**
Net tangible asset backing per ordinary security	7.66 cents	13.49 cents

Control Gained Over Entities Having Material Effect

Name of entity (or group of entities)	Not applicable
Date control gained	
Consolidated profit / (loss) from ordinary activities since the date in the current period on which control was acquired	
Profit / (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	

Loss of Control Over Entities Having Material Effect

Name of entity (or group of entities)	Not applicable
Date control lost	
Consolidated profit / (loss) from ordinary activities for the current period to the date of loss of control	
Profit / (loss) from ordinary activities of the controlled entity (or group of entities) while controlled for the whole of the previous corresponding period	

Details of Associates and Joint Venture Entities

Name of Entity	**Percentage Held**		**Share of Net Profit**	
	Current Period	**Previous Period**	**Current Period**	**Previous Period**
Not applicable				
Aggregate Share of Net Profits				

Foreign Entities Accounting Framework

For foreign entities provide details of which accounting standards have been adopted (e.g. International Accounting Standards) Not applicable

Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	✓
If the accounts are subject to audit dispute or qualification, a description of the dispute or qualification:			

Attachments Forming Part of Appendix 4D

Attachment #	Details
1	Half Year Financial Report
2	Independent Review Report
3	Auditor's Independence Declaration

Signed By Company Secretary	[signature]
Print Name	Don Mackenzie
Date	9 March 2006

Attachment 1

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES**

DIRECTORS' REPORT

The directors present their report together with the financial report of OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED ("the Company") and its controlled entities for the half-year ended 31 December 2005 and the independent review report thereon.

DIRECTORS

The directors of the Company during the half-year or since the end of the half-year are:

Bruce Kiehne	Director since 2000
Ian Fraser	Appointed 23 November 2004
Donald Mackenzie	Appointed 23 November 2004
Mark Rogers	Appointed 23 November 2004
Alistair Cray	Appointed 18 May 2005

RESULTS OF OPERATIONS

The consolidated loss for the half-year after providing for income tax was $1,988,033.

REVIEW OF OPERATIONS

For the 6 months under review, the consolidated entity recorded a loss of $1,988,023. Net sales revenue of $220,424 represented a 124% increase over the $98,412 recorded in the corresponding period last year. Scalpel sales to the USA, Thailand and Australia accounted for all sales revenue.

The major expense for the company continued to be staffing costs $636,639 however these were lower than the $902,674 recorded in the same period last year. Legal and travel expense are now increasing as the company readies to market its products in the USA and Asia.

During the period the consolidated entity agreed to reimburse the North American distributor of the Safety Scalpel for costs it incurred in respect of product that did not meet their quality standards. These costs comprised quality inspection costs, freight and financing costs and the loss of distributor-supplied components. The total for these one-off costs in the half year was $77,133.

Included in the loss for the 6 months is amortisation and depreciation, a non-cash item, totaling $558,375.

During the period $550,000 was raised by the placement of 825,000 shares to our syringe manufacturer and his associates. A further $889,000 was raised from the Share Purchase Plan offered to shareholders in November 2005.

The "cash burn rate" for the company is approximately $220,000 per month.

The directors carefully reviewed the carrying value of the Intangibles as shown in the Balance Sheet of the company. Factors considered by the directors included the current status of the OMI syringe program, the nearly completed agreement to license the OMI valve technology, the current (and future) sales of the OMI scalpel and discounted cash flow projections of future potential profitability for all products. After careful consideration the directors concluded that the value of the patents had not diminished since the last review (June 30, 2005). The directors have an obligation to consider the carrying value of the patents again at June 30, 2006 and if syringe sales have not commenced by that date it is possible that the value of the Intangibles may have to be adjusted downwards.

ROUNDING OF AMOUNTS

The entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, amounts in the financial report and directors' report have been rounded off to the nearest $1,000.

AUDITOR'S INDEPENDENCE DECLARATION

Section 307C of the Corporations Act 2001 requires our auditors, PKF, to provide the directors of Occupational & Medical Innovations Limited with an Independence Declaration in relation to the review of the half-year financial report. This Independence Declaration is attached to the Review Report and forms part of this Directors' Report.

Signed in accordance with a resolution of the directors.

Ian Fraser

Director

Dated this 9th day of March, 2006

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES**

CONDENSED INCOME STATEMENT

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated Entity 31 Dec 2005 $000's	Consolidated Entity 31 Dec 2004 $000's
Revenue		281	244
Borrowing costs		(6)	(7)
Other expenses		(2,263)	(2,867)
Loss before income tax expense		(1,988)	(2,630)
Income tax expense		-	-
Loss for the period		(1,988)	(2,630)
Basic earnings per share (cents per share)		(5.7)	(8.9)
Diluted earnings per share (cents per share)		(5.7)	(8.9)

The above Income Statement is to be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES

CONDENSED BALANCE SHEET

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

		Consolidated Entity	
		31 Dec 2005	30 June 2005
	Note	$000's	$000's
CURRENT ASSETS			
Cash and cash equivalents		2,109	2,081
Trade and other receivables		277	322
Inventory		-	17
Other current assets		271	351
TOTAL CURRENT ASSETS		2,657	2,771
NON-CURRENT ASSETS			
Property, plant and equipment		448	503
Intangible assets	3	15,240	15,695
TOTAL NON-CURRENT ASSETS		15,688	16,198
TOTAL ASSETS		18,345	18,969
CURRENT LIABILITIES			
Trade and other payables		251	195
Other financial liabilities		81	191
Provisions		63	78
TOTAL CURRENT LIABILITIES		395	464
NON-CURRENT LIABILITIES			
Other financial liabilities		37	46
Provisions		21	18
TOTAL NON-CURRENT LIABILITIES		58	64
TOTAL LIABILITIES		453	528
NET ASSETS		17,892	18,441
EQUITY			
Share capital		34,412	32,974
Retained profits/ (Accumulated losses)		(16,520)	(14,533)
TOTAL		17,892	18,441

The above balance sheet is to be read in conjunction with the attached notes.

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES**

CONDENSED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Share Capital	Retained Profits/ (Accumulated Losses)	Total
	000's	000's	000's
Balance at 1 July 2004	**32,974**	**(10,212)**	**22,762**
Shares issued during the year	-	-	-
Loss for the period	-	(2,630)	(2,630)
Balance at 31 December 2004	**32,974**	**(12,842)**	**20,132**
Balance at 1 July 2005	**32,974**	**(14,533)**	**18,441**
Shares issued during the year	1,438	-	1,439
Loss for the period	-	(1,988)	(1,988)
Balance at 31 December 2005	**34,412**	**(16,520)**	**17,892**

The above Statement of Changes in Equity is to be read in conjunction with the attached notes.

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES**

CONDENSED STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Consolidated Entity	
	31 Dec 2005 $000's	31 Dec 2004 $000's
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	206	20
Payments to suppliers and employees	(1,554)	(2,086)
Interest received	61	136
Borrowing costs paid	(6)	(7)
GST recovered/(paid)	43	25
Net cash provided by/(used in) operating activities	(1,250)	(1,912)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	(17)	(65)
Other	(31)	(54)
Net cash provided by/(used in) investing activities	(48)	(119)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from equity raisings	1,439	-
Repayment of borrowings	(113)	(6)
Net cash provided by/(used in) financing activities	1,326	(6)
Net increase/(decrease) in cash held	28	(2,037)
Cash at beginning of half-year	2,081	5,631
Cash at end of half-year	2,109	3,594

The above Statement of Cash Flows is to be read in conjunction with the attached notes.

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES**

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 1: BASIS OF PREPARATION

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard 134: Interim Financial Reporting, Urgent Issues Group Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2005 and any public announcements made by Occupational & Medical Innovations Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

As this is the first interim financial report prepared under Australian equivalents to IFRS, the accounting policies applied are inconsistent with those applied in the 2005 annual report as this report was presented under previous Australian GAAP. Accordingly, a summary of the significant accounting policies under Australian equivalents to IFRS has been included below. A reconciliation of equity and profit and loss between previous GAAP and Australian equivalents to IFRS has been prepared per Note 2.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

(a) Principles of Consolidation

The consolidated financial statements combine the assets and liabilities of all entities controlled by Occupational & Medical Innovations Limited ("parent entity") as at 31 December 2005 and the results of all controlled entities for the half-year then ended. Occupational & Medical Innovations Limited and its controlled entities are together referred to in the financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) **Income Tax**

Income taxes are accounted for using the comprehensive balance sheet liability method whereby:

- the tax consequences of recovering (settling) all assets (liabilities) are reflected in the financial statements;
- current and deferred tax is recognised as income or expense except to the extent that the tax relates to equity items or to a business combination;
- a deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available to realise the asset;
- deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

Tax Consolidation

Occupational & Medical Innovations Limited is head entity in a tax consolidated group and is currently entering into a tax sharing agreement with its controlled entities. The tax consolidated legislation was first applied for the year ended 30 June 2004.

(c) **Property, Plant and Equipment**

Plant and equipment is stated at cost. All plant and equipment are depreciated over their estimated useful lives using either the straight line method or diminishing value method commencing from the time the assets are held ready for use. The depreciation rates per class of asset are as follows:

Class of asset	%
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	7.5-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

(d) **Going Concern Basis for Accounting**

The consolidated entity sustained losses of $1,988,023 for the half-year ended 31 December 2005. The consolidated entity has access to $2,109,058 cash on hand at 1 January 2006 and has forecast profits and positive cash flows from sales during the period to 31 December 2006 sufficient to pay for continued development and the costs of operation for the next financial year.

Forecasts by the directors are however based on the commencement of sales of safety scalpels and retractable syringes during the year and after 30 June 2006 in volumes sufficient to generate cash flows which will assist in the funding of operations. Directors consider some build up of inventory will also be necessary and will require funding.

The assumptions about the commencement of cash flow from sales, the volume of sales and cash outflows required to accumulate the necessary inventory, and other assumptions used in the preparation of the forecast cash flows for the period to 31 December 2006 are based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. Whilst the directors believe the assumptions are best estimate assumptions based on information provided by contractors to OMI and colleagues and known to directors, the occurrence and timing of the future events are not certain.

If assumptions about the volumes and timing of sales and costs associated with the operation of the consolidated entity prove to be optimistic and cash flows are not achieved in the manner forecast it is possible that the directors may have to seek further capital contributions from existing or new shareholders.

Directors are confident that if necessary they will be able to raise sufficient capital to enable the continuation of operations until sales reach a volume to ensure continued profitability and positive cash flows.

There is however some uncertainty attaching to the consolidated entity's ability to attain the sales levels and consequent cash inflows and to raise sufficient capital, if necessary, to ensure the continuation of operations.

If insufficient cash is able to be generated from continued operations or capital raising to successfully operate the business at the level of profitability confidently expected by directors, there is considerable uncertainty that the consolidated entity will realize its assets, including intangible assets, and extinguish its liabilities at the amounts stated in the financial report.

(e) Employee Benefits

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless of whether they are expected to be settled within twelve months of balance date; and
- Other employee benefits which are expected to be settled within twelve months of balance date.

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(f) Revenue Recognition

(i) Sales Revenue

Revenue from the sale of goods is recognised when all significant risks and rewards of ownership have been transferred to the buyer. In most cases this coincides with the transfer of legal title or the passing of possession to the buyer.

(ii) Interest Revenue

Interest revenue is recognised using the effective interest method. It includes the amortisation of any discount or premium.

(g) Intangibles

Costs associated with the development of new products and technologies including the original patent application costs are capitalised.

Intellectual property provided by patents is recorded at the cost of acquisition. Intellectual property acquired through gaining control of the company's wholly owned subsidiaries is recorded at its fair value upon acquisition. The directors gave due consideration to the technical and

commercial life of the intellectual property patents over intellectual property to determine its useful life.

Patents granted as protection of intellectual property have an effective life of 20 years from the date they are granted. The directors believe that although the intellectual property will continue, benefits derived from the intellectual property may not continue after 20 years.

Intellectual property is therefore amortised on a straight line basis so as to write-off the cost of each asset over its expected useful life of 20 years. Amortisation of the intellectual property begins at the date at which the patent was granted and continues over the year in which the corresponding benefits are expected to arise.

The directors regularly review the carrying value of the intellectual property and patents to ensure its carrying value does not exceed its recoverable amount, based on the cashflow forecast and advancement of project milestones.

Patent renewal costs are written off as an expense as they are incurred.

(h) Trade and Other Payables

Trade and other payables represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

(i) Trade and Other Receivables

Trade accounts receivable and other receivables represent the principal amounts due at balance date.

(j) Borrowings

Borrowings are recognised in the financial statements at fair value after taking into account any accrued interest.

(k) Borrowing Costs

Borrowing costs are recognised as an expense in the period which they are incurred.

(l) Cash and Cash Equivalents

Cash includes cash on hand and in banks and investments in money market instruments.

(m) Leases

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property, without transferring the legal ownership, and operating leases under which the lessor effectively retains substantially all the risks and benefits.

Where assets are acquired by means of finance leases, the present value of minimum lease payments is established as an asset at the beginning of the lease term and amortised on a straight line basis over the expected economic life. A corresponding liability is also established and each lease payment is allocated between such liability and interest expense.

Operating lease payments are charged to expense in the periods in which they are incurred.

(n) Earnings per Share

Basic: Basic earnings per share is determined by dividing net profit/(loss) attributable to members of the parent entity by the weighted average number of ordinary shares outstanding during the financial year.

Diluted: Diluted earnings per share adjusts the figures used in the determination of basic earnings per share using the weighted average number of ordinary shares adjusted for dilutive potential ordinary shares outstanding during the financial year.

(o) Translation of Foreign Currency Items

Transactions in foreign currencies are initially measured and brought to account at the rate of exchange in effect at the date of each transaction.

Foreign currency monetary items outstanding at balance date have been translated at the spot rates current at balance date.

Exchange differences relating to monetary items have been brought to account in the Income Statement in the financial year in which the exchange rates change as exchange gains or losses.

(p) Goods and Services Tax (GST)

Revenues, expenses and assets (other than receivables) are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operation cash flows.

NOTE 2: IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

(a) Reconciliation of equity as presented under Previous GAAP to that under AIFRS

	Consolidated Entity		
	30 June 2005 $000's	31 Dec 2004 $000's	1 July 2004 $000's
Total equity under previous GAAP	18,441	20,132	22,762
Adjustments to retained earnings (net of tax):			
Nil Adjustments	-	-	-
Total equity under AIFRS	18,441	20,132	22,762

(b) Reconciliation of net profit under AGAAP to that under AIFRS

	Consolidated Entity	
	Year Ended 30 June 2005 $000's	Half Year Ended 31 Dec 2004 $000's
Net profit/(loss) as reported under AGAAP	(4,321)	(2,630)
Nil Adjustments	-	-
Net profit/(loss) under AIFRS	(4,321)	(2,630)

(i) Impairment of assets

Under AIFRS both current and non-current assets are tested for impairment. In addition, AIFRS has a more prescriptive impairment test, and requires discounted cash flows to be used where value in use is used to assess recoverable amount. However, an asset cannot be written down below their fair value. The company has completed the impairment testing of all intangible assets and concluded that no further adjustment is required to the total recorded at transition.

NOTE 3: INTANGIBLES

	Consolidated Entity	
	31 Dec 2005 $000's	30 June 2005 $000's
Intellectual property and patents	14,065	14,550
Deferred development costs	1,175	1,145
	15,240	15,695

The directors have determined that intangibles with a carrying value of $15.24 million are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful manufacture and sale of the consolidated entity's products.

The consolidated entity has entered into the following agreements with distributors and manufacturers of its products. The expected cash flows used in the determination of recoverable amount have incorporated the expected outcomes from these agreements.

- Distribution agreement with Personna Medical, a division of American Safety Razor Company, as an exclusive distributor of the OMI Safety Scalpel in North America, Mexico and the Caribbean.
- Distribution agreement with Device Technologies Australia Pty Ltd as an exclusive distributor of the OMI Safety Scalpel in Australia and New Zealand.
- Scalpel manufacturing agreement with Wuxi Xinda Medical Device Co Ltd in China.
- Distribution agreement with Terumo Corporation (Australia) as OMI's exclusive retractable syringe distributor in Australia, New Zealand and the Pacific Islands.
- Syringe manufacturing agreement with China Medical Group, Inc for manufacture of the retractable syringe and distribution in China.
- Safe IV Access Valve manufacturing agreement with Vital Care Group, Inc for the manufacture of OMI's Safe IV Access Valve.

The directors of OMI or their agents have completed due diligence over manufacturers and their facilities, with whom OMI have contracted.

Estimates of future cash flows included in the assessment of the recoverability of intellectual property have been based on information supplied by contracted distributors or agents negotiating for distribution agreements on behalf of OMI.

At the date of this report the reliability of the expected cash flows associated with the determination of the recoverable amounts is dependent upon a number of future events including:

- Entering into suitable distribution agreements for the retractable syringe and the OMI IV Access valve in the United States. OMI is represented in negotiations with potential distributors in the USA by an entity specialising in facilitating such agreements. Directors have based their estimate of sales volumes and timings on representations made by their consultant.
- Obtaining FDA registration of the retractable syringe in the United States by 30 June 2006. OMI will lodge an application for registration by 31 March 2006 having completed all necessary requirements for application. The registration period is 90 days.
- Entering into a distribution agreement for the OMI IV Access Valve and the ability of manufacturers to fulfill their obligations under the manufacturing agreements.

The directors are confident of the successful outcome of these future events. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents, intellectual property and deferred research and development costs net of accumulated amortisation.

NOTE 4: CONTINGENT LIABILITIES

Following mediation the Company made an offer of settlement to Mr K Taske, the former Joint Chief Executive, which was rejected. The Company subsequently rejected the counter offer and will continue to vigorously defend any further action.

NOTE 5: EVENTS SUBSEQUENT TO REPORTING DATE

There are no matters or circumstances that have arisen since the end of the period that have significantly affect or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial periods.

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES**

DIRECTORS' DECLARATION

In the opinion of the directors of Occupational & Medical Innovations Limited:

1. The accompanying financial statements and notes, set out on pages 6 to 16, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2005 and of its performance, as represented by the results of its operations and its cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. At the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

Ian Fraser

Director

Dated this 9th day of March, 2006.

Attachment 2

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES**

INDEPENDENT REVIEW REPORT

To the members of Occupational & Medical innovations Limited

Scope

We have reviewed the financial report of Occupational & Medical Innovations Limited for the half-year ended 31 December 2005 as set out on pages 6 to 17. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission and Australian Stock Exchange.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Occupational & Innovations Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

   i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

   ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

PKF
Brisbane Partnership
Chartered Accountants

JEF Frayne
Partner

Dated this 9th day of March, 2006.

Attachment 3

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES**

AUDITOR INDEPENDENCE DECLARATION

The Directors
Occupational & Medical Innovations Limited
PO Box 2150
Logan City DC QLD 4114

AUDITOR INDEPENDENCE DECLARATION IN ACCORDANCE WITH SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

I declare that, to the best of my knowledge and belief, during the half-year ended 31 December 2005 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review, and
(b) no contraventions of any applicable code of professional conduct in relation to the review.

PKF
Brisbane Partnership
Chartered Accountants

JEF Frayne
Partner

Dated this 9th day of March, 2006

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

9 March 2006

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

Occupational & Medical Innovations Limited today announced a loss of $1.988 million for the six months ended 31 December 2005. This result was significantly less than the loss of $2.630 million recorded for the corresponding period in the prior year.

In releasing the half year result the directors make the following comments relating to the development of the company's products:-

Retractable Safety Syringe

As previously advised discussions are continuing with two potential distributors for the North American market. We have agreed a "terms sheet" with one of these parties and are awaiting its return (signed by them). The company has instructed its lawyers to commence drawing up a distribution agreement.

Progress has also been made on bringing the syringe to the Australian market. OMI advises that a quality audit team from Terumo Corporation of Japan recently undertook and extensive audit of OMI's Chinese manufacturer.

OMI is pleased to announce that the audit was successful. Terumo Corporation verified that the production processes and quality systems that have been put in place by our manufacturer will allow for the successful, consistent manufacture of high quality OMI safety syringes.

The launch of the extensive range of OMI safety syringes to the health care community requires final authorisation from Terumo Corporation (Japan) who have requested further

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

information. The directors of OMI are unable, at this time, to give a date when final approval might be received from Terumo Japan.

Safety Scalpel

Orders continue to be received from our USA distributor. The amendments suggested by Terumo Thailand have been incorporated into their agreement and we are awaiting advice from them re final completion.

Valve

The licensing agreement has finally been completed and was signed by the Chairman of OMI today. Signed copies of the agreement will now be forwarded to Nexus Medical LLC in the USA for their signature.

OMI is also continuing to discuss with its Chinese manufacturer the possible manufacture of the valve for the Australian and Asian markets.

Ian Fraser
Chairman

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ABN	11 091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	IAN LESLIE FRASER
Date of last notice	20 JANUARY 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	SHARES HELD BY WIFE, MRS DL FRASER
Date of change	10 MARCH 2006
No. of securities held prior to change	22,500
Class	ORDINARY SHARES
Number acquired	5,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,778
No. of securities held after change	27,500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
Date of change	NIL
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NIL
Interest acquired	NIL
Interest disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NIL
Interest after change	NIL

Lodged by:
DC Mackenzie
Company Secretary
Occupational & Medical Innovations Limited
13 March 2006

+ See chapter 19 for defined terms.